                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K   X Form 10-Q __ Form N-SAR
                                                     ---
                 For Period Ended:
                 [   ]     Transition Report on Form 10-K
                 [   ]     Transition Report on Form 20-F
                 [   ]     Transition Report on Form 11-K
                 [ X ]     Transition Report on Form 10-Q
                 [   ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

WASATCH INTERNATIONAL CORPORATION
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Full Name of Registrant


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Former Name if Applicable

1301 N. CONGRESS AVENUE, SUITE 135
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Address of Principal Executive Office (STREET AND NUMBER)

Boynton Beach, FL 33426
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 XX      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 __      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     The accountants have respectfully requested additional time to prepare their statement for inclusion in the Form 10-QSB due to the recent business activities of the Company including but not limited to the D.I.P. Financing loan to Palm Beach Cruise Lines S.A., and Kiwi International Air Lines Inc. The Company respectfully request an additional time of forty-five days in which to file its Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John B.M. Frohling, Esq.          201                  226-4600
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          X  Yes       No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes     No
                                      ---     ---

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                         See Exhibit qttached hereto.
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                      WASATCH INTERNATIONAL CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  January 15, 1997             By  /s/ John B.M. Frohling, Esq.
                                       ----------------------------------------
                                       John B.M. Frohling, Attorney-in-fact

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                  EXHIBIT A.



     On November 17, 1996 following a hearing, Judge Stephen Friedman of the U.S. Bankruptcy Court for the Southern District of Florida, ruled that Wasatch was a qualified bidder, but that another party, Leo Equities Group, had the highest and best bid for the purchase of the assets of Palm Beach Cruise Lines S.A., primarily The Viking Princess, a cruise/casino vessel. The Court further ordered that the $312,000 previously advanced by Wasatch as Debtor-in-Possession (D.I.P.) financing, to assist the Debtor in its reorganization, was to be repaid to Wasatch upon closing of the Leo Equities Group's Plan of Reorganization scheduled to be on or before January 18, 1997. The Company sold its interest in said $312,000 for $200,000.

     On November 26, 1996 the Company entered into an agreement with Mr. Charles C. Edwards to form a joint venture to provide D.I.P. financing to Kiwi International Airlines, Inc., a New Jersey Company Company (Kiwi) in the total amount of $5,000,000, an airline Company reorganizing under Chapter 1 of the National Bankruptcy Act. To date the Company has advanced $1,100,000 of the $2,500,000 it has committed to advance to Kiwi. The Company realized $500,000 from a private sale of its common stock: $400,000 as an advance from its principal stockholder, the LaSalle Group, Ltd. (LaSalle), and $200,000 from the sale of its interest in its D.I.P. Financing loan to the Palm Beach Cruise Lines, S.A. LaSalle contributed these funds as equity to the Company without compensation.